The Sherwin-Williams Company
101 Prospect Avenue, N.W.
Cleveland, Ohio 44115
Phone: (216) 566-2573
Sean P. Hennessy
Senior Vice President – Finance and
Chief Financial Officer
November 3, 2006
By EDGAR and U.S. MAIL
Mr. Rufus Decker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	THE SHERWIN-WILLIAMS COMPANY (“Registrant”)
Form 10-K for the Fiscal Year ended December 31, 2005

Forms 10-Q for the Fiscal Quarters ended March 31, 2006 and June 30, 2006

File No. 1-4851
Dear Mr. Decker:
The following responses by the Registrant are being provided to address the comments set forth in your letter dated October 3, 2006 regarding your review of the Registrant’s filings noted above. Each comment has been restated below followed by the Registrant’s response.
Form 10-K for the year ended December 31, 2005
General
1.	Comment: Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Response: Where a comment requests additional disclosures or other revisions, the Registrant’s response will include an example of what the revisions will look like. The Registrant has included such additional disclosures or other revisions, where appropriate, in

Mr. Rufus Decker
November 3, 2006

its Form 10-Q for the fiscal quarter ended September 30, 2006, which was filed on October 25, 2006.
Selected Financial Data, page 15
2.	Comment: Please disclose how the ratio of earnings to fixed charges is numerically computed.

Response: The Registrant supplementally provides the following explanation and numerical computation of the figures used to calculate the ratio of earnings to fixed charges:
(a)	For purposes of calculating the ratio of earnings to fixed charges, earnings represents income before income taxes, minority interest and cumulative effect of change in accounting principle plus fixed charges. Fixed charges consist of interest expense, net, including amortization of discount and financing costs and the portion of operating rental expense which management believes is representative of the interest component of rent expense. The following schedule includes the figures used to calculate the ratios for 2005 – 2001:

	2005	2004	2003	2002	2001
Earnings	$656,215	$580,195	$522,926	$497,164	$424,449
Fixed charges:
Interest expense, net	49,586	39,948	38,742	40,475	54,627
Interest component of rent expense	65,129	57,252	51,238	50,013	46,554

Total fixed charges	114,715	97,200	89,980	90,488	101,181

Earnings and fixed Charges	$770,930	$677,395	$612,906	$587,652	$525,630

In future Form 10-K filings, the Registrant will add the explanation and schedule above as a footnote to “Item 6. Selected Financial Data”.
2005 Annual Report
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
3.	Comment: Please enhance your management’s discussion and analysis disclosures for each segment by quantifying the reasons for significant changes in net sales and gross profits in terms of the amount of increase or decrease due to prices, volume, foreign currency and new product introductions, and include an explanation of the underlying reasons for these and other changes. In addition, given the strategic importance of international markets in your current and future strategic plans identified under Risk Factors, please enhance your disclosure of net sales, operating results and foreign currency exchange gains and losses in key foreign markets. Please also quantify the amount of increases or decreases in selling,

Mr. Rufus Decker
November 3, 2006

general and administrative expenses for each segment and include an explanation of the underlying reasons for the changes instead of focusing on percentage decreases in these expenses that you describe as being due to good expense control. Please refer to Item 303 of Regulation S-K.
Response: The Registrant will enhance its management’s discussion and analysis disclosures for each segment by quantifying reasons for significant changes in net sales and gross profit. The following is an example of such enhanced disclosure as included in the Registrant’s Form 10-Q for the fiscal quarter ended September 30, 2006:
Net sales in the Paint Stores Group increased due primarily to strong domestic architectural paint sales to contractors in the first half of 2006 that softened slightly in the third quarter and improved industrial maintenance product sales. Net sales from stores open for more than twelve calendar months increased 7.2 percent in the quarter and 11.1 percent in the first nine months. Total paint sales volume percentage increases were in the low single digits for the third quarter of 2006 and mid single digits for the first nine months over comparable periods in 2005. Sales of products other than paint increased 9.8 percent for the third quarter and 12.7 percent for the first nine months over comparable periods in 2005. A discussion of changes in volume versus pricing for such sales is not pertinent due to the wide assortment of general merchandise sold.
Net sales of the Consumer Group in the third quarter and the first nine months of 2006 decreased primarily due to lower sales volume to certain major retail customers as they continue to drive up inventory turns, sluggish retail sales at some other customers and the elimination of a portion of a paint program with a large retail customer that most significantly impacted the first half of 2006. Increased sales of products other than paint of 1.2 percent in the third quarter and 2.6 percent in the first nine months of 2006 over 2005 were more than offset by paint volume declines.
The Global Group’s third quarter net sales increased due primarily to paint and other coatings sales volume increases of 7.2 percent. Total paint and other coatings sales volume increased by 5.8 percent in the first nine months of 2006 over 2005. Kinlita, a Chinese joint venture disposed of at the end of the third quarter of 2005, represented $7.1 million of sales for the third quarter and $17.0 million in the first nine months of 2005. All but one of the worldwide operations of the Global Group contributed to the volume increases in net sales. Favorable currency exchange rates increased net sales of this Segment by 1.8 percent in the quarter and 2.9 percent in the first nine months of 2006.
Consolidated segment profit was favorably impacted by a change in consolidated gross profit, which increased $96.0 million and $305.1 million in the third quarter and

Mr. Rufus Decker
November 3, 2006

first nine months of 2006, respectively. As a percent of sales, consolidated gross profit increased to 44.2 percent in the quarter from 42.5 percent in the third quarter of 2005 and to 44.0 percent from 42.7 percent in the first nine months of 2005 primarily due to selling price increases, better factory utilization and fixed cost absorption relating to higher volumes. The Paint Stores Group’s gross profit for the third quarter and first nine months of 2006 increased $73.2 million and $219.3 million, respectively, due primarily to the increases in paint sales volume and higher selling prices. The Consumer Group’s third quarter gross profit increased from last year by $6.2 million and $24.1 million for the first nine months of 2006 over 2005 primarily due to better factory utilization and fixed cost absorption resulting from higher volume sales to the Paint Stores Group and selling price increases that were partially offset by raw material cost increases. The Global Group’s gross profit for the third quarter and the first nine months of 2006 increased by $16.6 million and $59.7 million, respectively. Foreign exchange fluctuations increased gross profit by $2.2 million for the third quarter and $9.8 million for the first nine months of 2006. Increased paint and other coatings sales volume of 7.2 percent for the third quarter and 5.8 percent for the first nine months, increased selling prices and improved operating efficiencies related to additional manufacturing volume also contributed to the increase in gross profit for the Global Group.
As noted in “Item 1A. Risk Factors” in the Registrant’s Form 10-K for the year ended December 31, 2005, the international markets are strategically important currently and in the future. However, at this time all international markets combined make up only 10.2 percent of total net sales and 7.2 percent of operating results. The largest single foreign market at this time is less than 3.7 percent of total net sales and 3.0 percent of operating results. The Registrant respectfully believes that no single foreign market is a key factor at this time. The Registrant will enhance its disclosures of net sales, operating results and foreign exchange gains and losses in key foreign markets when such disclosures regarding foreign markets are meaningful in accordance with Item 303 of Regulation S-K.
The Registrant will quantify the increases and decreases in SG&A for each segment and include explanations for underlying reasons for the changes. The following is an example of such enhanced disclosure as included in the Registrant’s Form 10-Q for the fiscal quarter ended September 30, 2006:
Consolidated segment profit was also influenced by selling, general and administrative expenses (SG&A), which increased slightly as a percent to sales to 30.7 percent from 30.5 for the third quarter and decreased as a percent of sales to 31.4 percent from 31.7 percent for the first nine months of 2006 over 2005. In the Paint Stores Group, the SG&A percent of sales ratio decreased 1.0 percent for the third quarter of 2006 and 1.3 percent for the first nine months due to increased net sales. The effects of the increases in net sales were partially offset by increased spending due to the number of

Mr. Rufus Decker
November 3, 2006

new store openings and variable costs associated with sales volume at the store level. The Consumer Group’s SG&A spending increased less than 2.0 percent for both the third quarter and the first nine months of 2006 due to stringent spending guidelines for all expense categories and increased slightly for both periods as a percent of sales due to sales shortfalls. The Global Group’s SG&A expenses as a percent of sales decreased slightly for both periods compared to last year as a result of increased net sales which were partially offset by higher expenses relating to more new branch openings and exchange rate fluctuations of $1.4 million and $6.2 million in the third quarter and first nine months of 2006, respectively.
Contractual obligations and Commercial Commitments, page 28
4.	Comment: Please revise the table of contractual obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Response: In future Form 10-K filings, the Registrant will revise the table of contractual obligations to include estimated interest payments on debt and will disclose any assumptions utilized in deriving such amounts.
Financial Statements
Report of the Independent Registered Public Accounting Firm on the Consolidated Financial Statements, page 41
5.	Comment: Please include an audit report from your independent accountants that includes reference to Schedule II that appears on page 19 of your Form 10-K report.

Response: The Registrant respectfully advises the Staff that an audit report from its independent accountants that includes reference to and opines on Schedule II appearing on page 19 of the Form 10-K for the year ended December 31, 2005 was included in the Consent of Independent Registered Public Accounting Firm filed as Exhibit 23 to Form 10-K.
Statements of Consolidated Cash Flows, page 44
6.	Comment: In 2005, you disclosed a $67.3 million increase in accounts payable and a correspondingly smaller $33.5 million increase in inventories. During this same period, capital expenditures increased $36.3 million in relation to the prior year. Please tell us the amounts, if any, of accounts payable or other accruals related to capital expenditures for property, plant and equipment. If you have accrued accounts payable or other accruals for capital expenditures that have not been paid for at year-end, these amounts should be

Mr. Rufus Decker
November 3, 2006

presented as information about non-cash investing activities. Please refer to paragraphs 17.c. and 32 of SFAS 95.
Response: The Registrant supplementally advises the Staff that the amount of accounts payable or other accruals related to capital expenditures for property, plant and equipment at December 31, 2005 was $6.1 million. Due to the insignificance of this amount, it was not presented separately as information about non-cash investing activities. In the future, the Registrant will separately disclose information about non-cash investing activities when accounts payable or other accruals related to capital expenditures for property, plant and equipment are significant in accordance with paragraphs 17.c. and 32 of SFAS 95.
Note 1 – Significant Accounting Policies, page 46
7.	Comment: Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the costs of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from costs of goods sold, please disclose:
•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•	in MD&A that your gross profit margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross profit margin, including them instead in another line item, such as selling, general and administrative expenses.

Response: The Registrant will disclose in future Form 10-K filings the types of expenses included in the costs of goods sold and the selling, general and administrative expense line items. The following is an example of such disclosures to be included in Form 10-K for the year ended December 31, 2006:
Costs of goods sold. Included in Costs of goods sold in the Statements of Consolidated Income were costs for materials, manufacturing, distribution and related support. Distribution costs included all expenses related to the distribution of products including inbound freight charges, purchase and receiving costs, warehousing costs, internal transfer costs and all costs incurred to ship products. Also included in Costs of goods sold were total technical expenditures, which included research and development costs, quality control, product formulation expenditures and other similar items. Research and development costs included in technical expenditures were $32,338, $34,313 and $34,391 for 2005, 2004 and 2003, respectively.

Mr. Rufus Decker
November 3, 2006

Selling, general and administrative expenses. Selling costs included advertising expenses, marketing costs, employee and store costs and sales commissions. The cost of advertising was expensed as incurred. The Company incurred $257,132, $239,953 and $238,754 in advertising costs during 2005, 2004 and 2003, respectively. General and administrative expenses included human resources, legal, finance and other support and administrative functions.
Note 8 – Other Long-Term Liabilities, page 61
8.	Comment: On page 66, you disclosed that you recorded environmental matters on a net basis apparently net of recoveries from your insurance carriers. Assets and liabilities are generally not offset against each other based upon the guidance in FASB Interpretation 39. Please tell us if you have offset any of the assets and liabilities related to environmental matters. In the event that you have offset any amounts, please tell us how your accounting complies with the conditions of FASB Interpretation 39 and revise your disclosure accordingly as well.

Response: The Registrant respectfully advises the Staff that on page 66, the reference to provisions for environmental matters being recorded on a net basis refers to the recording of both provisions for increased accruals at certain sites as well as recording reversals of portions of previous accruals when more information becomes available on which a better estimate of the necessary accrual can be determined. In accordance with FASB Interpretation 39, the Registrant has not recorded any accrual net of recoveries from insurance carriers. In the Form 10-Q for the fiscal quarter ended September 30, 2006, the Registrant revised its disclosure to clarify the accounting treatment as follows:
Provisions for environmental matters – net represent site specific increases or decreases to environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated and as additional accounting guidelines are issued. Environmental-related accruals are not offset by insurance proceeds and are recorded in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 39. See Note K for further details on the Company’s environmental-related activities.
Note 12 – Other Expense – net, page 66
9.	Comment: You disclosed operating expenses and non-operating expenses within the Other Expense – net line item. At a minimum, operating expenses, such as provisions for environmental matters – net and (Gain) loss on disposition of assets, should be presented up where selling, general, and administrative expenses and goodwill impairment appear in your statements of income. In addition, based on the increasing provisions for environmental losses since 2003, please tell us why you believe that the environmental expenses and the insurance recovery amounts should be presented on a net basis as opposed to disclosed

Mr. Rufus Decker
November 3, 2006

separately. In the event that you continue to believe that these transactions should be presented on a net basis, please disclose the amount of environmental provisions and insurance recoveries for 2003, 2004 and 2005 in conjunction with a discussion of material transactions in each of those years. Please refer to Rule 5.03 of Regulation S-X.
Response: The Registrant respectfully believes that its presentation of Other Expense – net is appropriate and in accordance with SOP 96-1 since a classified income statement is not presented and that its disclosures of the components of that line item in Note 12 on page 66 of the Company’s Annual Report provides sufficient transparency to meet the disclosure requirements of Rule 5.03 of Regulation S-X. However, the Registrant will present the Other Expense – net line item up where selling, general and administrative expenses and goodwill impairment appear in the statements of income. Also, as indicated in its response to Comment 8, the Registrant respectfully advises the Staff that environmental expenses are not presented net of insurance recovery amounts.
Note 17 – Reportable Segment Information, page 69
10.	Comment: You describe the profit (loss) measure used by each of your segments as operating profit. Please revise the term operating profit to a term that is not confusingly similar to operating income computed in accordance with GAAP, such as segment profit (loss). Please also revise the term used to analyze and discuss the operating results of your segments in management’s discussion and analysis as well.

Response: The Registrant has revised its terminology for profit (loss) used by each segment to a term that is not confusingly similar to operating income computed in accordance with GAAP by identifying such profit (loss) as “Segment Profit (Loss),” beginning with the Form 10-Q for the fiscal third quarter ended September 30, 2006.
11.	Comment: You disclosed Administrative sales, operating profits, identifiable assets, capital expenditures and depreciation. Please also include Administrative amounts related to operating segment margins before arriving at total operating segment totals.

Response: In its Form 8-K filed on April 18, 2006, the Registrant defined its operating segments as the Paint Stores Group, the Consumer Group and the Global Group. Administrative amounts are provided to reconcile operating segment amounts to consolidated totals as required by SFAS 131. The Registrant has not included operating segment margins for the administrative amounts in accordance with paragraph 27 of SFAS 131 as such metric is not reviewed by the CODM. The Registrant additionally believes that such disclosure is not material to the Reportable Segment Information footnote in its Form 10-K and to the financial statements taken as a whole. In future filings, the Registrant will remove the “Operating segment totals” line item from the “Operating Segment Margin” disclosure to avoid any confusion.

Mr. Rufus Decker
November 3, 2006

Form 10-Q for the period ended June 30, 2006
General
12.	Comment: Please address the comments above in your interim filings as well.

Response: The Registrant has addressed the comments above, where appropriate, in its Form 10-Q for the fiscal quarter ended September 30, 2006.
Financial Statements
Note P – Litigation, page 16
13.	Comment: You disclosed that you did not accrue for the potential loss arising from the State of Rhode Island environment litigation ruling since you cannot reasonably determine the amount or the range of loss that you may incur. You also disclosed in an 8-K report filed on March 15, 2006, that you had modified your credit agreement such that in the event of a legal judgment for a payment in excess of $75 million not covered by insurance in the litigation pending in the State of Rhode Island that such judgment would not prevent you from borrowing and obtaining letters of credit under your credit agreement. We remind you that SAB Topic 5:Y states that environmental liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. Since it appears that there is a reasonable possibility that a loss may have been incurred and the amount of that loss may be material and given that you have modified your lending arrangements to prepare for this potential contingency it appears that you are aware of an estimated loss, or range of loss. Please disclose the estimated loss, or range of loss as required by paragraph 10 of SFAS 5. Please also provide the disclosures called for by SAB Topic 5:Y, including the extent to which potential losses are expected to be covered by your insurance carriers and the time frame over which the potential claims may be disbursed given the recent downgrade of your debt rating by Moody’s Investor Services and Standard & Poor’s.

Response: The Registrant respectfully asserts that it cannot estimate a loss or a range of possible or reasonably likely potential losses required by paragraph 10 of SFAS 5 and cannot provide disclosures required by SAB Topic 5:Y relating to the Registrant’s Rhode Island lead pigment litigation. Despite the unfavorable jury verdict, uncertainties continue to surround the Rhode Island lead pigment litigation. The Rhode Island Court has not determined the scope or manner of the abatement remedy or a procedure or time frame for the abatement remedy. Post-trial motions and other matters remain before the Rhode Island Court, and the Registrant intends to appeal the jury’s verdict if the Registrant’s and other defendants’ post-trial motions are not granted. In addition,

Mr. Rufus Decker
November 3, 2006

considering the numerous matters raised by the Registrant and other defendants in the post-trial motions and potential appealable issues arising from these proceedings, the Registrant respectfully disagrees that it is apparent that there is a reasonable possibility that a loss may have been incurred and that the loss may be material. The Registrant cannot estimate amounts to be covered by insurance since no information as to the abatement remedy is available at this time, any abatement remedy cannot be estimated and a timeframe cannot be estimated over which any potential claims may be disbursed.
In regards to the Registrant modifying its credit agreement, the Registrant is not aware of a loss or range of loss. Following the unfavorable jury verdict, the Registrant took a number of prudent business actions, including modifying its existing credit agreement as previously disclosed.
The Registrant and its management recognize that they are in possession of all facts relating to disclosure and are responsible for the accuracy and adequacy of the disclosures made. The Registrant and its management believe that they have provided all information required under the Securities and Exchange Act of 1934 and provided all information investors require for an informed decision.
In connection with responding to the Staff’s comments, the Registrant and its management acknowledge that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosures of its filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We understand that the Division of Enforcement has access to all information we have provided to the Staff of the Division of Corporation Finance as part of its review of our filing and responses to your comments on our filings.
The Registrant wants to thank the Staff for its review of our filings to assist us in compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings.
If the Staff has any questions regarding our responses or if the Staff has any additional comments to raise, please contact the undersigned.

Mr. Rufus Decker
November 3, 2006

Very truly yours,

/s/ Sean P. Hennessy Sean P. Hennessy Senior Vice President – Finance and Chief Financial Officer

cc:	Gus Rodriguez
United States Securities and Exchange Commission

Christopher M. Connor
Chairman and Chief Executive Officer
The Sherwin-Williams Company

Louis E. Stellato
Vice President, General Counsel and Secretary
The Sherwin-Williams Company

John L. Ault
Vice President – Corporate Controller
The Sherwin-Williams Company